Exhibit (e)

DISTRIBUTION REINVESTMENT PLAN

OF

FS GLOBAL CREDIT OPPORTUNITIES FUND—T2

Effective as of March 24, 2017

FS Global Credit Opportunities Fund—T2, a Delaware statutory trust (the “Company”), hereby adopts the following plan (the “Plan”) with respect to cash distributions declared by its board of trustees (the “Board of Trustees”) on its common shares of beneficial interest (the “Common Shares”):

1. Each shareholder of record may enroll in the Plan by providing the Plan Administrator (as defined below) with written notice. To enroll in the Plan, such shareholder shall notify DST Systems, Inc., the Plan administrator and the Company’s transfer agent and registrar (collectively, the “Plan Administrator”), in writing so that such notice is received by the Plan Administrator at least five (5) business days prior to any distribution payment date. If a shareholder elects to enroll in the Plan, all distributions thereafter declared by the Board of Trustees shall be reinvested in additional Common Shares as provided herein, and no further action shall be required on such shareholder’s part to have its cash distributions reinvested in additional Common Shares. If a shareholder wishes to receive its distributions in cash, no action is required.

2. Subject to the Board of Trustees’ discretion and applicable legal restrictions, the Company intends to authorize and declare ordinary cash distributions on a weekly, semi-monthly or monthly basis or on such other date or dates as may be fixed from time to time by the Board of Trustees to shareholders of record as of the close of business on the record date for the distribution involved.

3. The Company shall use newly-issued Common Shares to implement the Plan. The number of newly-issued Common Shares to be issued to a shareholder shall be determined by dividing the total dollar amount of the cash distribution payable to such shareholder by a price equal to the net asset value per Common Share on the date of the Company’s weekly closing occurring on or immediately following the distribution payment date. There will be no selling commissions, dealer manager fees or other sales charges on Common Shares issued to a shareholder under the Plan. The Company shall pay the Plan Administrator’s fees under the Plan.

4. The Plan Administrator will set up an account for Common Shares acquired pursuant to the Plan for each shareholder who has elected to enroll in the Plan (each a “Participant”). The Plan Administrator may hold each Participant’s Common Shares, together with the Common Shares of other Participants, in non-certificated form in the Plan Administrator’s name or that of its nominee. If a Participant’s Common Shares are held by a broker or other financial intermediary, the Participant may “opt in” to the Plan by notifying its broker or other financial intermediary of its election and such election shall become effective upon receipt by the Plan Administrator of appropriate notification from the broker or other financial intermediary.

5. Distributions on fractional Common Shares will be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the net asset value per Common Share on the date of the Company’s weekly closing occurring on or immediately following the time of termination (a “cash adjustment”).

6. Common Shares issued pursuant to the Plan will have the same voting rights as the Common Shares issued pursuant to the Company’s public offering. The Plan Administrator will forward to each Participant any Company-related proxy solicitation materials and each Company report or other communication to shareholders, and will vote any Common Shares held by it under the Plan in accordance with the instructions set forth on proxies returned by Participants to the Company.

Exhibit (e)

7. In the event that the Company makes available to its shareholders rights to purchase additional Common Shares or other securities, the Common Shares held by the Plan Administrator for each Participant under the Plan will be used in calculating the number of rights to be issued to the Participant. Transaction processing may either be curtailed or suspended until the completion of any share distribution, share split or corporate action.

8. The Plan Administrator’s service fee, if any, and expenses for administering the Plan will be paid for by the Company. Except as otherwise described herein, there will be no brokerage charges or other charges to shareholders who participate in the Plan.

9. Each Participant may terminate his, her or its enrollment under the Plan by sending written notice to the Plan Administrator at FS Global Credit Opportunities Fund—T2, c/o DST Systems, Inc., P.O. Box 219095, Kansas City, Missouri 64121-9095. Such termination will be effective immediately if the Participant’s notice is received by the Plan Administrator at least five (5) business days prior to any distribution payment date; otherwise, such termination will be effective only with respect to any subsequent distribution. The Plan may be terminated by the Company at any time in its sole and absolute discretion. Upon termination, the Plan Administrator will credit the Participant’s account for the full Common Shares held for the Participant under the Plan and a cash adjustment for any fractional Common Shares to be delivered to the Participant without charge to the Participant.

10. These terms and conditions may be amended or supplemented by the Company at any time. The amendment or supplement shall be filed with the Securities and Exchange Commission and shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of the termination of his, her or its enrollment under the Plan. Any such amendment may include an appointment by the Plan Administrator in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving dividends and distributions, the Company will be authorized to pay to such successor agent, for each Participant’s account, all dividends and distributions payable on Common Shares held in the Participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

11. The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under the Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors, unless such error is caused by the Plan Administrator’s negligence, bad faith, or willful misconduct or that of its employees or agents.

12. These terms and conditions shall be governed by the laws of the State of Delaware.